THE POTOMAC EDISON COMPANY

800 Cabin Hill Drive

Greensburg, Pennsylvania 15601

Telephone: (800) 838-6196

                        August 29, 2005

VIA FACSIMILE AND EDGAR TRANSMITTAL

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Sarah Goldberg

RE:	The Potomac Edison Company
Registration Statement on Form S-4 (No. 333-124473)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Potomac Edison Company, a Maryland and Virginia corporation (the “Company”), hereby requests that the effective date of its Registration Statement on Form S-4 (No. 333-124473) be accelerated to 2:00 p.m. on Wednesday, August 31, 2005, or as soon thereafter as practicable. The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Moreover, the Company acknowledges that it may not assert the Commission’s no review action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Amanda J. Skov at (724) 838-6166 and that such effectiveness be confirmed in writing.

Very truly yours, THE POTOMAC EDISON COMPANY

By:	/s/ Amanda J. Skov

Name: Title:	Amanda J. Skov Senior Attorney, Allegheny Energy

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